UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  JULY 15, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES CLINICAL DEVELOPMENT OF HUMAN MONOCLONAL ANTIBODY COMBINATION
AGAINST RABIES

LEIDEN, THE NETHERLANDS, JULY 14, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) today announced plans for the clinical development of its combination of two human monoclonal antibodies against rabies, discovered last year using the Company's MAbstract(R) technology (see Crucell's press release dated November 16, 2004).

Crucell's discovery offers the potential for an innovative and potent replacement for the outdated serum products that are currently still in use for the treatment of rabies. Lethal rabies is prevented by post-exposure prophylaxis
(PEP) via the combined administration of a rabies vaccine and rabies immune globulin (RIG) following the bite of a rabid dog. RIG, derived from human or horse blood, is in short supply and carries certain safety risks. Each year approximately 55 thousand people die of rabies because of insufficient care or lack of appropriate treatment (Knobel et al, Bulletin of the WHO, May 2005, 83(5): p. 360-368).

This month the Journal of Virology has published the scientific background and rationale for Crucell's rabies antibody product in an article entitled: Novel Human Monoclonal Antibody Combination Effectively Neutralizing Natural Rabies Virus Variants and Individual In Vitro Escape Mutants (JVI, July 2005; Vol. 79/14: p 9062-9068). The antibody product was discovered by Crucell scientists and characterized in collaboration with Thomas Jefferson University in Philadelphia and the Rabies Section of the Centers for Disease Control and Prevention's (CDC) Division of Viral and Rickettsial Diseases, based in Atlanta.

Further details regarding product design and evaluations will be presented on July 26th at the International Union of Microbiological Sciences (IUMS) conference in San Francisco at 5 p.m. local time. Crucell plans to initiate Phase I clinical testing of its rabies antibody product late in 2006.

"This is the first PER.C6(R)-based protein product we take into clinical development, following PER.C6(R)-based classical vaccines against influenza and West Nile and adenoviral vaccines against Ebola and Malaria," said Dr Jaap Goudsmit, Crucell's Chief Scientific Officer. "We are proud to pioneer the combination of two human monoclonal antibodies as a potential solution to the problems of cost, availability and safety that currently curtail the success of RIG."

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

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For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     JULY 15, 2005                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer